DIREXION INSURANCE TRUST
CLASS A/SINGLE CLASS SHARES
DISTRIBUTION PLAN
FOR SUBADVISED PORTFOLIOS

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Direxion Insurance Trust Class A Shares Distribution Plan for Subadvised Portfolios shall be as follows:

Evolution VP Managed Bond Fund
Evolution VP All-Cap Equity Fund
Evolution VP Large Cap Fund
Evolution VP Small Cap Fund
Evolution VP Total Return Fund

Up to 0.25% of the average daily net assets

Dynamic VP HY Bond Fund

Up to 1.00% of the average daily net assets

Dated: August 22, 2002, as amended August 28, 2006